Exhibit 99.1

Franco-Nevada Reports 2011 Financial Results and Provides 2012 Update

TORONTO, March 21, 2012 - Franco-Nevada Corporation (TSX: FNV, NYSE: FNV) today reported its financial results for the three and twelve months ended December 31, 2011. Financial results are prepared in accordance with International Financial Reporting Standards (“IFRS”) and are expressed in millions of US dollars, unless otherwise noted. The Company’s Consolidated Annual Financial Statements and Management’s Discussion and Analysis can be found on our website at www.franco-nevada.com.

Selected Financial Information

	Q4 2011	Q4 2010	2011	2010
Revenue	$118.5	$74.9	$411.2	$227.2
Operating income (loss)	(107.7)	28.8	28.0	85.8
Net income (loss)	(105.4)	17.2	(6.8)	62.7
Basic earnings (loss) per share	$(0.80)	$0.15	$(0.05)	$0.55
Dividends paid per share			$0.32	$0.29

Adjusted EBITDA(1)	$94.2	$61.1	$327.3	$180.0
Adjusted EBITDA(1) per share	$0.72	$0.53	$2.61	$1.58
Adjusted Net Income(2)	40.8	23.4	136.0	52.1
Adjusted Net Income(2) per share	$0.31	$0.20	$1.08	$0.46

	As at December 31,
	2011	2010
Cash and cash equivalents	$794.1	$413.9
Working capital	851.1	572.7
Total Assets	2,901.0	2,007.0
Total Shareholders’ Equity	$2,834.2	$1,980.6

(1)              Adjusted EBITDA is defined by the Company as net income (loss) excluding income tax expense, finance income and costs, foreign exchange gains/losses, gains/losses on the sale of investments, income/losses from equity investments, depletion and depreciation and impairment charges related to royalties, streams, working interests and investments. See Non-IFRS Measures at the end of this press release.

(2)              Adjusted Net Income is defined by the Company as net income (loss) excluding foreign exchange gains/losses, gains/losses on the sale of investments, impairment charges related to royalties, streams, working interests and investments, unusual non-recurring items, and the impact of taxes on all these items. See Non-IFRS Measures at the end of this press release.

This press release contains forward-looking statements.  Reference should be made to the Cautionary Statement on Forward-Looking Information at the end of this press release.

CEO Commentary

David Harquail, President and CEO, made the following comments:

“Franco-Nevada maintains its strong momentum.  In 2011, revenue grew by 81% over 2010 levels which in turn was 46% above 2009 revenue. Our Q4 2011 revenue was another record. The revenue growth in the last two years has been driven by acquisitions, organic growth at our existing assets and higher gold prices.  Our revenue mix in 2011 was 91% from precious metals and 79% from North American assets.  We recorded impairments on two stream assets in the fourth quarter based on recent developments at those operations.  Despite that, our guidance for 2012 is for higher revenue of $430 to $460 million (before payments under stream agreements), assuming $1,700 gold, $1,700 platinum, $750 palladium and $95 oil and continued steady state of operations. We are looking forward to revenue contributions from several additional royalties in early 2013.”

“2011 was a very active year for Franco-Nevada.  In addition to listing on the NYSE, we added 12 new royalties and streams investing over $1.2 billion.  2012 is starting strong and we have already completed 3 acquisitions totaling approximately $110 million.  We continue to see good opportunities and with the recent exercise of our 2012 warrants, we have over $960 million in capital available for further investments.”

Portfolio Highlights

Details of the individual revenue contributions by asset and commodity can be found in our Management’s Discussion and Analysis available on our web site or in our Annual Information Form and Form 40-F.

New Acquisitions in 2012

•             Timmins West — Franco-Nevada acquired a 2.25% NSR royalty on the Timmins West Complex in Ontario for $35 million. Lake Shore Gold Corp. has announced that this gold operation is being expanded and has promising resource growth potential.  In addition to the royalty, Franco-Nevada made a C$15 million equity investment in Lake Shore Gold Corp.

•             Weyburn Unit — Franco-Nevada has doubled its working interest in the Weyburn Unit in southeast Saskatchewan with a C$55 million investment.  This is a conventional unitized oil operation operated by Cenovus Energy Inc.

•             Bronzewing — Franco-Nevada has increased its royalty on Navigator’s Bronzewing mine in Western Australia from 1% to 2% for A$4.5 million.

Asset Highlights

•             Gold — U.S.:  Our core U.S. gold assets including Goldstrike, Gold Quarry and Marigold, continued to generate steady revenues compared to 2010.  Goldstrike was in a waste stripping phase in 2011 and is expected to generate higher revenue in 2012.

•            Gold — Canada:    Our Canadian assets generated higher gold revenues in 2011 with the addition of three precious metals streams from Sudbury and increased production from three mines along the Golden Highway near Timmins.  Also, our net profit royalties became more significant in 2011 with the start of royalty payments from Musselwhite and Macassa.  In 2012, we are expecting contributions from our new Timmins West royalty and net profit royalties from Hemlo. Detour Gold announced increases in reserves and resources in January 2012 and completed a C$277 million financing. Detour Gold’s construction is progressing well with processing of ore expected by Q4 2012.

•             Gold — Australia:  Our Australian gold assets are relatively small but are showing solid growth.  The Duketon tenements, operated by Regis Resources, generated royalties from the new Moolart Well mine.  In the second half of 2012, Regis expects production to begin at the larger Garden Well project and there appears to be several additional development opportunities beyond that all on the same Duketon royalty tenements.

•             Gold — International:  Palmarejo was the largest revenue generator in 2011 before the deduction for the cost of stream ounces.  It is expected to be a significant component of revenue for the Company in 2012.  Tasiast royalty payments began in mid 2011 and are expected to benefit from a full year of production in 2012.  Our new gold streams at MWS and Ezulwini were important contributors in 2011.  MWS successfully added a third module and operated well in 2011 despite several permitting challenges.  Ezulwini’s operations continued to be challenged with Franco-Nevada’s 2011 revenues supported by a minimum production guarantee.  This guarantee expired at the end of 2011 and lower revenue is expected from Ezulwini in 2012.

•             PGM Assets:  Stillwater revenue was stronger in 2011 as a result of higher production and PGM prices.  The major addition to PGM revenue in 2011 was the addition of PGM streams from Quadra FNX’s three mines in Sudbury. The operator has altered its mine plans such that in 2012 we will see the focus of precious metals production move toward the Levack (Morrison) mine while deferring precious metals production at McCreedy West and suspending operations at the end of 2012 at Podolsky. KGHM International acquired Quadra FNX in March 2012.

•             Oil & Gas Assets: Oil & gas revenue in 2011 was comparable to 2010 revenue.  2011 oil & gas revenue was generated 83% from oil and 17% from gas.  2012 oil & gas revenues are expected to be higher than 2011 with the acquisition of an additional working interest in the Weyburn Unit.

Other Asset Developments

•             MWS is owned by First Uranium which in March 2012 agreed to sell the operation to AngloGold Ashanti subject to various approvals which First Uranium announced that it expects to receive in Q2 2012.  Franco-Nevada will be entitled to receive 25% of all the gold produced through the MWS plant including treatment of AngloGold tailings until Franco-Nevada has received 312,500 ounces of gold starting January 1, 2012. Franco-Nevada would benefit from a stronger operator with production sourced from a larger reserve.

•             Ezulwini is also owned by First Uranium which in March 2012 agreed to sell the operation to Gold One subject to various approvals which First Uranium announced that it expects to receive in Q2 2012. Franco-Nevada will continue to receive its 7% gold stream interest on Ezulwini’s gold production following Gold One’s acquisition. Gold One has neighboring operations which may provide operating synergies.

•             Edikan reached commercial production effective December 31, 2011.  Franco-Nevada acquired an effective 1.5% NSR royalty in 2011.  Perseus Mining is the operator and has announced that it expects production of 220,000-240,000 ozs from Edikan in 2012.

•             Phoenix is being developed by Rubicon Minerals which recently announced that it is now fully permitted to develop, construct and operate a potential mining and milling facility. Franco-Nevada has an effective 1.5% NSR royalty on the part of the property lying primarily beneath the waters of Red Lake.

•             Rosemont is at its final permitting stages.  Franco-Nevada has a 1.5% royalty on all minerals for this large copper/molybdenum project in Arizona.

•             Relincho is a copper project in Chile being advanced by Teck Resources which has announced that a full feasibility study is now expected by Q1 2013. Franco-Nevada has a 1.5% NSR royalty.

•             Taca Taca is a promising copper project in Argentina with a resource base now exceeding 1.5 billion tonnes.  Lumina Copper has been reporting significant new intercepts.  Franco-Nevada has a 1.08% NSR royalty.

•             South Kalgoorlie is operated by Alacer Gold which is considering the HBJ Superpit development and mill expansion.  Franco-Nevada has a 1.75% royalty on the majority of the gold resource at HBJ.

•             Perama Hill received an approval in February 2012 and Eldorado Gold has reported the project will now proceed to a full EIA review and possible construction decision later in 2012.  Franco-Nevada has a 2% royalty.

•             Agi Dagi’s prefeasibility study is expected to be released by Alamos Gold in the Q2 2012.  Franco-Nevada has a 2% royalty which includes the majority of the developing Camyurt discovery.

•            Courageous Lake is operated by Seabridge Gold which in January 2012 announced increased measured and indicated gold resources.  Franco-Nevada has a 1.02% royalty.

•             Calcatreu is owned by Pan American Silver which, in January 2012, announced that positive local legislation has encouraged it to accelerate development activities in 2012 toward a Preliminary Assessment and an EIA. Franco-Nevada has a 2.5% royalty.

•             Taylor is being developed by St Andrew Goldfields and results of a project pre-feasibility study were announced in February 2012.  Franco-Nevada holds a 1% royalty.

Financial Results

Revenue

•                  Revenue was $118.5 million for the fourth quarter of 2011 compared with $74.9 million for the fourth quarter of 2010. The increase in revenue for the quarter was mostly attributable to assets acquired in the Gold Wheaton transaction which contributed $32.7 million to the Company’s fourth quarter revenue. In addition, revenue from Palmarejo was higher due to increases in the average gold price and production levels. Revenue also grew due to contributions from Musselwhite, the Golden Highway assets (Holt, Holloway and Hislop) and the 2011 acquisition of the Edikan royalty. Revenue for 2011 was $411.2 million compared with $227.2 million for 2010, an increase of 81%. Growth in revenue for the year was driven by the acquisition of the Gold Wheaton streams, higher average commodity prices, higher production levels at Palmarejo, Stillwater and the Golden Highway assets and the commencement of payments on our Musselwhite royalty.

•                  Revenue for the fourth quarter was earned 92% from precious metal assets (80% gold; 12% PGMs), 7% from oil & gas (5% oil; 2% gas) and 1% from other minerals.  For 2011, precious metals revenue represented 91% (75% gold; 16% PGMs), oil & gas 8% (6% oil; 2% gas) and 1% for other minerals. For 2011, geographically, 79%

of revenue came from North America (27% US, 26% Canada and 26% Mexico), Africa (16%), Australia (4%) and Other (1%). The components of revenue were earned as follows: 37% revenue-based, 53% streams, 7% profit-based, 3% working interests and <1% other.

Costs and expenses

•                  Costs of sales include the costs of gold equivalent ounces purchased under stream agreements, oil & gas production taxes, operating costs on oil & gas working interests and net proceeds taxes on mineral interests. Costs of sales for the fourth quarter of 2011 were $17.4 million which included $14.9 million for the cost of stream ounces. Depletion and depreciation was $33.2 million, an increase of 24%, over $26.8 million recorded in the fourth quarter of 2010. Depletion was higher due to the addition of the Gold Wheaton assets and higher production at Palmarejo, partially offset by lower depletion on Gold Quarry and Goldstrike.

•                  For the year ended December 31, 2011, costs of sales were $63.3 million compared to $29.5 million for the year ended December 31, 2010. The increase was attributable in part to the fixed cost per ounce payable under the stream agreements acquired in the Gold Wheaton acquisition and Palmarejo and Stillwater, due to higher production levels. The increase was partially offset by lower depletion on Goldstrike and oil & gas assets due to lower production.

•                  During the fourth quarter, the Company recorded impairment charges of $152.4 million on its Ezulwini and Podolsky streams. The operators have publicly announced changes to mine plans for Ezulwini and the cessation of mining activities at the end of 2012 at Podolsky. As such, management determined that indications of impairment were evident and completed an impairment analysis. In addition, the Company recorded $17.5 million in impairment charges related to certain long-term investments held which experienced a significant or prolonged decline in their value. Please refer to the Company’s annual consolidated financial statements and management’s discussion and analysis for a more detailed analysis.

•                  As part of the Gold Wheaton acquisition, the Company recorded a $13.5 million mark-to-market gain offset by $7.8 million in transaction costs in the year ended December 31, 2011. Under IFRS, transaction costs associated with business combinations are expensed rather than capitalized as was done under Canadian GAAP. In addition, the Company recorded $8.2 million in gains on the sale of certain investments during the year ended December 31, 2011.

•                  Income tax expense was $4.5 million and $45.9 million for the three and twelve months ended December 31, 2011, respectively.

Net Income

•                  Net loss for the fourth quarter of 2011 was $105.4 million, or $0.80 per share, and Adjusted Net Income(2) for the fourth quarter was $40.8 million, or $0.31 per share. For the year ended December 31, 2011, the net loss was $6.8 million, or $0.05 per share, compared with net income of $62.7 million, or $0.55 per share, for 2010. Adjusted Net Income(2) for the year ended December 31, 2011 was $136.0 million, or $1.08 per share, compared with $52.1 million, or $0.46 per share, for the year ended December 31, 2010.

•                  Adjusted EBITDA(1) was $94.2 million, or $0.72 per share, and $327.3 million, or $2.61 per share, respectively, for the three and twelve months ended December 31, 2011. Our definitions of these non-IFRS financial measures and the reconciliations to IFRS measures can be found in the Company’s Annual Management’s Discussion and Analysis and at the end of this press release.

Balance Sheet and Capital Structure

•                  As at December 31, 2011, Franco-Nevada had a strong financial position with no debt or hedges, cash and cash equivalents of $794.1 million, working capital of $851.1 million, and investments valued at $74.4 million, of which $44.1 million are held in publicly traded equity investments. The Company has an undrawn $175.0 million unsecured revolving term credit facility available.

•                  5,563,223 warrants were exercised after year end which contributed $179.6 million to cash.

•                  As at March 21, 2012, the Company had outstanding 143.9 million shares, 12.6 million warrants (including 6.1 million assumed from the acquisition of Gold Wheaton), 2.4 million stock options, 0.4 million Gold Wheaton stock options, 0.1 million restricted share units and a special warrant exerciseable into 2 million warrants.

Dividend Declaration

•                  Today, the Board of Directors of Franco-Nevada declared the monthly dividend of $0.04 per share for each of April, May and June 2012.  The April dividend will be paid on April 26, 2012 to shareholders of record on April 12, 2012, the May dividend will be paid on May 31, 2012 to shareholders of record on May 17, 2012 and the June dividend will be paid on June 29, 2012 to shareholders of record on June 15, 2012.

•                  The Canadian dollar equivalent is determined based on the noon rate posted by the Bank of Canada on March 20, 2012.  Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

Shareholder Information

The complete Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com and by tomorrow on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Management will host a conference call on March 22, 2012 at 10:00a.m. Eastern Time to review the results. Interested investors are invited to participate as follows:

•                  Conference Call: Local: 647-427-7450; Toll-Free: 1-888-231-8191; Title: Franco-Nevada Corporation Fiscal 2011 Financial Results.

•                  Conference Call Replay: A recording will be available until March 29, 2012 at the following numbers:

Local: 416-849-0833; Toll-Free: 1-855-859-2056; Pass code: 51746868.

•                  Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

•                  Slides: A presentation to accompany the conference call will be available on the Company’s website prior to the call.

Other Corporate — Analyst & Investor Day and PFIC Statement

Franco-Nevada Management is scheduled to host an Analyst & Investor Day on May 8, 2012 at 2:00 pm EST.  This session will provide further background and details on the Company’s asset portfolio.  The event will be held at the TSX Broadcast Centre in the Exchange Tower, 130 King Street West, Toronto and will also be broadcast via teleconference.

Based on its current and anticipated business activities and financial expectations, Franco believes, on a more-likely-than-not basis, that it will not be a passive foreign investment corporation (“PFIC”) for its current tax year ending on December 31, 2012.  For a more detailed discussion of Franco-Nevada’s PFIC status, please see  “CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS” contained on Franco-Nevada’s website at www.franco-nevada.com and in Franco-Nevada’s annual report on Form 40-F which will be filed with the Securities and Exchange Commission on EDGAR at www.sec.gov.  This, combined with the NYSE listing obtained in September 2011, is expected to facilitate the purchase of Franco-Nevada shares by US investors.

Corporate Summary

Franco-Nevada Corporation is the leading gold royalty and stream company by both gold revenues and number of gold assets.  The Company trades under the symbol FNV on both the Toronto and New York Stock Exchanges.  Franco-Nevada has delivered superior returns to investors through its diversified portfolio of cash-flow producing assets and has interests in some of the largest new gold development and exploration projects in the world. Franco-Nevada’s business model benefits from rising commodity prices and new discoveries while limiting operating and capital cost inflation.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Manager, Investor Relations	Chief Financial Officer
416-306-6328	416-306-6303

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this press release, including any information as to future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act 1995, respectively. All statements, other than statements of historical fact, are forward-looking statements. The words “anticipates”, “anticipated”, “believes”, “plans”, “estimate”, “expect”, “expects”, “expected”, “forecasted”, “targeted” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: uncertainties relating to the closing of the First Uranium transactions referred to herein; fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver and oil & gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the US dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests or any of the properties in which Franco-Nevada holds a royalty, stream or other interest; the Company’s PFIC status; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; rate and timing of production differences from resource estimates; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation, assumptions relating to: the closing of the First Uranium transactions referred to herein; the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice, the accuracy of public statements and disclosures made by the owners or operators of such underlying properties, no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest, accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production, integration of acquired assets and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements because of the inherent uncertainty. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and Franco-Nevada’s most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov as well as Franco-Nevada’s annual MD&A. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

NON-IFRS MEASURES:  Adjusted Net Income and Adjusted EBITDA are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website and on SEDAR and on EDGAR.

Non-IFRS Measures Reconciliation

	Three months ended December 31,		Year ended December 31,
(Expressed in millions except per share amounts)	2011	2010	2011	2010

Net Income (Loss)	$(105.4)	$17.2	$(6.8)	$62.7
Income tax expense	4.5	8.1	45.9	39.5
Finance costs	0.2	0.6	2.3	2.3
Finance income	(1.4)	(1.0)	(4.3)	(3.9)
Depletion and depreciation	33.2	26.8	130.6	88.6
Impairment on stream interests	151.2	4.1	151.2	4.1
Impairment on investments	17.5	1.5	17.5	1.5
Foreign exchange gains/losses and other expenses	(3.6)	4.8	3.1	10.8
Loss from equity investee	—	—	1.7	—
Gain on investments	(2.0)	(1.0)	(13.9)	(25.6)
Adjusted EBITDA	$94.2	$61.1	$327.3	$180.0

Basic Weighted Average Shares Outstanding	131.3	114.1	125.4	114.0
Adjusted EBITDA per share	$0.72	$0.53	$2.61	$1.58

Net Income (Loss)	$(105.4)	$17.2	$(6.8)	$62.7
Foreign exchange (gain) loss and other expenses, net of income tax	(0.3)	3.1	2.9	7.4
Gain on acquisition of Gold Wheaton/sale of investments, net of income tax	(1.2)	(1.1)	(20.0)	(22.0)
Mark-to-market changes on derivative	(2.1)	—	—	(0.2)
Loss from equity investee, net of income tax	—	—	1.7	—
Impairment of stream/royalty interests	130.2	2.9	130.2	2.9
Impairment of investments	15.1	1.3	15.1	1.3
Transaction costs of Gold Wheaton, net of income tax	—	—	7.8	—
Foreign withholding taxes	4.5	—	4.5	—
Credit facility costs written off, net of income tax	—	—	0.6	—
Adjusted Net Income	$40.8	$23.4	$136.0	$52.1
Adjusted Net Income per share	$0.31	$0.20	$1.08	$0.46